Exhibit 12(d)
LG&E AND KU ENERGY LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Successor (a)				Predecessor (b)
	9 Months	Year	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended	Ended	Year Ended
	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,	December 31,
	2013	2012	2011	2010	2010	2009	2008
Earnings, as defined:
Income from Continuing Operations
Before Income Taxes	$412	$331	$419	$70	$300	$(1,235)	$(1,536)
Adjustment to reflect earnings from
equity method investments on a cash
basis (c)		33	(1)		(4)	11
Loss on impairment of goodwill						1,493	1,806
Mark to market impact of derivative
instruments				2	(20)	(19)	34
	412	364	418	72	276	250	304

Total fixed charges as below	116	157	153	25	158	186	199

Total earnings	$528	$521	$571	$97	$434	$436	$503

Fixed charges, as defined:
Interest charges (d)	$111	$151	$147	$24	$153	$176	$184
Estimated interest component of
operating rentals	5	6	6	1	5	5	5
Estimated discontinued operations
interest component of rental expense						5	10

Total fixed charges	$116	$157	$153	$25	$158	$186	$199

Ratio of earnings to fixed charges	4.6	3.3	3.7	3.9	2.7	2.3	2.5

(a)	Post-acquisition activity covering the time period after October 31, 2010.
(b)	Pre-acquisition activity covering the time period prior to November 1, 2010.
(c)	Includes other-than-temporary impairment loss of $25 million in 2012.
(d)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

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